Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Canadian Employee Stock Purchase Plan of Stericycle, Inc. and Subsidiaries of our report dated March 15, 2016, with respect to the consolidated financial statements and schedule of Stericycle, Inc. and Subsidiaries and our report dated March 15, 2016, except for the effect of the revision to the risk assessment material weakness described in the sixth paragraph of that report, as to which the date is August 9, 2016, with respect to the effectiveness of internal control over financial reporting of Stericycle, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, as amended, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

November 9, 2016